EXHIBIT 2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

6 October 2003

THE ROYAL BANK OF SCOTLAND GROUP PLC
RECOMMENDED ACQUISITION FOR CASH OF FIRST ACTIVE PLC (“FIRST ACTIVE”)

The boards of The Royal Bank of Scotland and First Active announce that they have agreed the terms of a recommended acquisition for cash of First Active.

The combination of First Active and The Royal Bank of Scotland’s subsidiary Ulster Bank will create a highly effective challenger to the larger competitors in the Irish banking market. First Active’s strength in mortgages and savings and investment products will complement Ulster Bank’s broader range of banking products for personal and business customers. In the Republic of Ireland, the combined business will have approximately 800,000 personal and business customers and a network of 173 branches. Across the Republic of Ireland and Northern Ireland, there will be approximately 1.3 million personal and business customers and 263 branches.

Both First Active and Ulster Bank will retain their own brands, branch networks and distinctive customer propositions. Cost savings will be achieved by combining funding, technology and processing activities and central functions. Revenue benefits will be achieved by selling more mortgage and savings products to Ulster Bank’s customers, and a broader range of banking products to First Active’s customers.

This multi-brand distribution strategy, with shared manufacturing, is consistent with the approach successfully implemented by The Royal Bank of Scotland in the United Kingdom following the acquisition of NatWest.

Under the terms of the Acquisition, each First Active Share is valued at €6.20, representing a premium of approximately 33.3 per cent. to the First Active Closing Price on the last dealing day prior to the release of this announcement, and the entire issued share capital of First Active is valued at approximately €887 million.

The management of the combined business will be drawn from the management teams of both First Active and Ulster Bank.

Commenting on the proposed acquisition, Fred Goodwin, Group Chief Executive of The Royal Bank of Scotland, said:

“The combination of First Active and Ulster Bank will provide significant impetus to The Royal Bank of Scotland’s operations in the Irish financial services market.

The management team of First Active, led by Cormac McCarthy, has been very successful in growing First Active’s business and improving its efficiency. They will undoubtedly have key roles to play in taking the combined group forward.

The combined business will focus on customer service, income growth and efficiency. I believe that it is capable of becoming the best bank in Ireland under each of these measures.”

Cormac McCarthy, Chief Executive of First Active, said:

“The cash offer of €6.20 per share from The Royal Bank of Scotland creates an opportunity for shareholders to crystallise significant value on their investment in First Active. This rewards our loyal base of individual shareholders, many of whom hold less than 1,000 shares and comes in addition to the €1.12 per share capital distribution to shareholders in June 2003.

The combination of First Active and Ulster Bank brought about by this transaction will generate real opportunities for customers and staff as both businesses move together to make a major impact on the Irish banking market.”

In addition, John Callaghan, Chairman of First Active, said:

“The board of First Active believes that this offer is in the best interests of shareholders and is delighted to recommend it.”

This summary should be read in conjunction with the full text of the attached announcement.

Enquiries:

THE ROYAL BANK OF SCOTLAND
Howard Moody (Press Enquiries) Richard O’Connor (Investor Relations)	Telephone: +44 131 523 2056 Telephone: +44 20 7672 1758

MERRILL LYNCH Matthew Greenburgh Henrietta Baldock	Telephone: +44 20 7628 1000

FIRST ACTIVE
Cormac McCarthy Michael Torpey	Telephone: +353 1 709 2301 Telephone: +353 1 709 2223

JPMORGAN Terence Eccles Alexander Justham	Telephone: +44 20 7742 4000

DAVY CORPORATE FINANCE Hugh McCutcheon Ivan Murphy	Telephone: +353 1 679 6363

GIBNEY COMMUNICATIONS (PR Advisers to First Active) Ita Gibney Jamie Kennedy	Telephone: +353 1 661 0402

Merrill Lynch is acting for The Royal Bank of Scotland and no-one else in connection with the Acquisition and will not be responsible to anyone other than The Royal Bank of Scotland for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Acquisition.

JPMorgan and Davy Corporate Finance are acting for First Active and no-one else in connection with the Acquisition and will not be responsible to anyone other than First Active for providing the protections afforded to clients of JPMorgan and Davy Corporate Finance or for providing advice in relation to the Acquisition.

The full text of the conditions and reference to certain further terms of the Acquisition are set out in Appendix I and form part of this announcement.

The directors of The Royal Bank of Scotland accept responsibility for the information contained in this announcement, other than that relating to First Active, the First Active Group, the directors of First Active and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of The Royal Bank of Scotland (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of First Active accept responsibility for the information contained in this announcement relating to First Active, the First Active Group, the directors of First Active and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of First Active (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

6 October 2003

THE ROYAL BANK OF SCOTLAND GROUP PLC
RECOMMENDED ACQUISITION FOR CASH OF FIRST ACTIVE PLC (“FIRST ACTIVE”)

1. Introduction

The boards of The Royal Bank of Scotland and First Active announce that they have agreed the terms of a recommended acquisition for cash of First Active by The Royal Bank of Scotland or, subject to Panel consent, a nominated subsidiary of The Royal Bank of Scotland, by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

2. The Acquisition

The Acquisition will be effected by way of a scheme of arrangement between First Active and First Active Shareholders under Section 201 of the Act. Under the Scheme (which is subject to the conditions and on the terms set out in Appendix I to this announcement and to be set out in the Scheme Document) the First Active Shares will be cancelled and the First Active Shareholders will receive, on the following basis:

for each First Active Share	€6.20 in cash

The cash consideration represents a premium of approximately 33.3 per cent. over the Closing Price of a First Active Share of €4.65 on 3 October 2003, the last dealing day prior to this announcement.

The acquisition price of €6.20 per First Active Share combined with the capital distribution of €1.12 per First Active Share paid on 13 June 2003 represents a premium of 156.2 per cent. over the price of a First Active Share of €2.86 (IR£2.25) at the time of its initial public offering in October 1998.

In addition, First Active Shareholders will retain the right to receive the interim dividend of 6c per First Active Share which will be paid as planned on 24 October 2003.

The Acquisition values the entire issued share capital of First Active at approximately €887 million.

The Scheme

The Scheme of Arrangement is an arrangement made between First Active and First Active Shareholders under Section 201 of the Act, subject to the approval of the High Court. Under the Scheme, each of the First Active Shares will be cancelled pursuant to Sections 72 and 74 of the Act, new First Active shares will be issued fully paid at par to The Royal Bank of Scotland and First Active will become a wholly owned subsidiary of The Royal Bank of Scotland. In consideration for the cancellation of their First Active Shares, First Active Shareholders will receive a cash payment on the basis set out above.

To become effective, the Scheme of Arrangement requires, amongst other things, the approval of a majority in number of First Active Shareholders at the Voting Record Time, present and voting, either in person or by proxy, representing three-fourths or more in value of the First Active Shares held by such holders, at the Court Meeting.

In addition to the Court Meeting, an Extraordinary General Meeting of First Active will be held for the purpose of considering and, if thought fit, approving one or more resolutions relating to the implementation of the Scheme. This meeting will be held directly after the Court Meeting.

Assuming the necessary approvals from the First Active Shareholders have been obtained and all conditions have been satisfied or (where applicable) waived, the Scheme will become effective upon delivery to the Registrar of a copy of the Court Order of the High Court sanctioning the Scheme together with the minute required by Section 75 of the Act and the registration of such order by him. Upon the Scheme becoming effective, it will be binding on all First Active Shareholders, irrespective of whether or not they attend or vote at the Court Meeting or the Extraordinary General Meeting.

The interim dividend of 6c per First Active Share declared on 21 July 2003 for the six months ended 30 June 2003 will be paid as planned on 24 October 2003 to First Active Shareholders on the register at the close of business on 12 September 2003.

The cash consideration payable under the Scheme will be funded from The Royal Bank of Scotland Group’s existing cash resources.

The Conditions

The Acquisition is conditional on the Scheme becoming effective. The conditions to the Acquisition and the Scheme are set out in full in Appendix I. The implementation of the Scheme is conditional, amongst other things, upon:

•	the Scheme becoming effective by not later than 31 March 2004 or such later date as The Royal Bank of Scotland, First Active and the High Court may agree, failing which the Scheme will lapse;

•	the approval of a majority in number of First Active Shareholders at the Voting Record Time, present and voting, either in person or by proxy representing three-fourths or more in value of the First Active Shares held by such holders, at the Court Meeting;

•	the passing of such resolutions as are required to approve or implement the Scheme at the Extraordinary General Meeting;

•	the sanction of the Scheme and confirmation of the reduction of capital involved therein by the High Court and the delivery of an office copy of the Court Order and the minute required by Section 75 of the Act to the Registrar and the registration of such Court Order by him; and

•	the conditions which are not otherwise identified above being satisfied or waived on or before the sanction of the Scheme by the High Court pursuant to Section 201 of the Act.

3. Recommendation

The Independent Directors of First Active, who have been so advised by JPMorgan and Davy Corporate Finance, financial advisers to First Active, consider the terms of the Acquisition to be fair and reasonable. In providing such advice, JPMorgan and Davy Corporate Finance have taken into account the commercial assessments of the directors of First Active.

The Independent Directors of First Active believe that the terms of the Acquisition are in the best interests of the First Active Shareholders as a whole and intend unanimously to recommend that First Active Shareholders vote in favour of the Acquisition at the Meetings, as they intend to do in respect of their own beneficial holdings of, in aggregate, 371,432 First Active Shares, which represent, in aggregate, approximately 0.3 per cent. of the existing issued share capital of First Active.

Cormac McCarthy, First Active’s Chief Executive, and Michael Torpey, First Active’s Finance Director, are being invited to join the board of Ulster Bank Limited as executive directors following completion of the Acquisition. Because of their interest in the outcome of the Acquisition, they have participated in the deliberations of the board of First Active regarding the Acquisition but have not taken part in the decision to recommend set out above.

4. Information on First Active

First Active is one of Ireland’s leading financial institutions. First Active’s core business is the provision of mortgages and retail savings and investment products in Ireland. It has a network of 51 branches, approximately 85,000 mortgage accounts and approximately 250,000 active deposit customers. First Active’s current management team has successfully implemented a wide ranging cost rationalisation programme which has resulted in an improvement of the business’ underlying cost income ratio from 74.7 per cent. in June 2000 to 50.7 per cent. in June 2003.

First Active’s strategic focus on providing innovative products to the Irish market through its branch network saw it achieve record profits in 2002. For the year ending 31 December 2002, First Active’s profit on ordinary activities before tax and non-operating exceptional items was €66.1 million (2001: €49.3 million). As at 30 June 2003, First Active reported net assets of €288.2 million.

First Active has approximately 145,000 shareholders, approximately 95 per cent. of whom own less than 1,000 First Active Shares. Many of these individual shareholders received free shares on the Company’s flotation. First Active has already delivered value to its shareholders including the distribution of €160.2 million (representing €1.12 per First Active Share) of capital to them earlier this year.

5. Information on The Royal Bank of Scotland

The Royal Bank of Scotland is Europe’s 2nd and the world’s 5th largest banking group by reference to market capitalisation as at 3 October 2003. The Royal Bank of Scotland’s main areas of operation are the United Kingdom, Europe and the United States. In the Republic of Ireland and Northern Ireland, The Royal Bank of Scotland’s activities are conducted through Ulster Bank Limited, a wholly owned subsidiary.

The Royal Bank of Scotland has one of the strongest portfolios of brands in the financial services sector which includes The Royal Bank of Scotland, NatWest, Direct Line, Churchill, Coutts, Tesco Personal Finance, Ulster Bank, Lombard, and, in the United States, Citizens.

For the year ended 31 December 2002, The Royal Bank of Scotland reported total income of GBP 16,815 million (€26,753 million) (2001: GBP 14,558 million (€23,424 million)) and profit on ordinary activities before tax of GBP 4,763 million (€7,578 million) (2001: GBP 4,252 million (€6,841 million)). As at 30 June 2003, the equity shareholders’ funds of The Royal Bank of Scotland were GBP 25,496 million (€36,638 million).

6. Background to and reasons for the Acquisition

The directors of The Royal Bank of Scotland believe that the combination of First Active and The Royal Bank of Scotland’s subsidiary Ulster Bank will create a highly effective challenger to the larger competitors in the Irish banking market. First Active’s strength in mortgages and savings and investment products will complement Ulster Bank’s broader range of banking products for personal and business customers. In the Republic of Ireland, the combined business will have approximately 800,000 personal and business customers and a network of 173 branches. Across the Republic of Ireland and Northern Ireland, there will be approximately 1.3 million personal and business customers and 263 branches.

Both First Active and Ulster Bank will retain their own brands, branch networks and distinctive customer propositions. Cost savings will be achieved by combining funding, technology and processing activities and central functions. Revenue benefits will be achieved by selling more mortgage and savings products to Ulster Bank’s customers, and a broader range of banking products to First Active’s customers.

This multi-brand distribution strategy, with shared manufacturing, is consistent with the approach successfully implemented by The Royal Bank of Scotland in the United Kingdom following the acquisition of NatWest.

7. Expense Reimbursement Letter

Subject to Panel consent, The Royal Bank of Scotland and First Active have entered into an Expense Reimbursement Letter, pursuant to which First Active agrees that upon the occurrence of certain events, it will pay specific, quantifiable and reasonable third party costs and expenses incurred by The Royal Bank of Scotland (up to a maximum of one per cent. of the value of the Acquisition) in connection with the Acquisition.

JPMorgan and Davy Corporate Finance, financial advisers to the directors of First Active, and the directors of First Active are of the opinion (and will confirm this in writing to the Panel in accordance with Note 1 on Rule 21.2 of the Takeover Rules) that the Expense Reimbursement Letter is in the best interests of First Active Shareholders.

8. Management and employees

The management of the combined business will be drawn from the management teams of both First Active and Ulster Bank. Four non-executive directors of First Active will be invited to join the board of Ulster Bank Limited following completion of the Acquisition and Cormac McCarthy, First Active’s Chief Executive, and Michael Torpey, First Active’s Finance Director, will also be invited to join this board as executive directors.

The Royal Bank of Scotland has given assurances to the directors of First Active that the existing employment rights, including pension rights, of the employees of First Active and its subsidiaries will be fully safeguarded.

9. First Active Share Option Schemes

Outstanding options under the First Active Share Option Schemes will be exercisable as permitted by their existing terms and conditions. Appropriate proposals will be made in due course to holders of options over First Active Shares.

10. Scheme Document

The Scheme Document, containing further information relating to the implementation of the Scheme, the full terms and conditions of the Scheme and which will contain notices of the Court Meeting to be convened by direction of the High Court and the separate Extraordinary General Meeting required to approve the Scheme, will be posted as soon as reasonably practicable to First Active Shareholders and, for information only, to holders of options under the First Active Share Option Schemes.

The Scheme Document will also include details of the expected timetable for implementation of the Scheme and will specify the actions to be taken by First Active Shareholders. It is expected that the Acquisition will become effective during the course of January 2004.

11. Disclosure of interests in First Active

Save for interests of The Royal Bank of Scotland Group in 87,703 First Active Shares as at the close of business on 3 October 2003, being the latest practicable day prior to the date of this announcement, The Royal Bank of Scotland did not own or control any First Active Shares nor did it hold any options to purchase any First Active Shares, nor did it have any arrangements in relation to any First Active Shares, nor had it entered into any derivative referenced to First Active Shares which remained outstanding. Arrangements include an indemnity or option arrangement or an agreement or understanding, whether formal or informal, of whatever nature relating to First Active Shares which is or may be an inducement to one or more persons to deal or refrain from dealing in such shares. In view of the requirement for confidentiality, The Royal Bank of Scotland has not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with The Royal Bank of Scotland for the purposes of the Acquisition.

12. De-listing and cancellation of trading

If the Scheme is approved at the Court Meeting, a request will be made to the Irish Stock Exchange and the London Stock Exchange to cancel the trading in First Active Shares on their respective markets for listed securities, and to the Irish Stock Exchange and the UK Listing Authority to cancel the listing of First Active Shares on the Official List with effect from the close of business on the business day immediately prior to the Effective Date. The last day of dealings in First Active Shares on the Irish Stock Exchange and the London Stock Exchange will be the last business day before the Effective Date.

13. Consideration

The consideration due under the terms of the Acquisition will be sent to First Active Shareholders no later than 14 days following the date on which the Scheme becomes effective.

14. General

This announcement does not constitute an offer or an invitation to offer to purchase or subscribe for any securities. This announcement is being made pursuant to Rule 2.5 of the Takeover Rules.

The Acquisition will be subject to the applicable requirements of the Takeover Rules, the Irish Stock Exchange, the UK Listing Authority and the London Stock Exchange.

Any person who is the holder of one per cent. or more of First Active Shares may be required to make disclosures pursuant to Rule 8.3 of the Takeover Rules with effect from 6 October 2003.

Merrill Lynch is acting for The Royal Bank of Scotland and no-one else in connection with the Acquisition and will not be responsible to anyone other than The Royal Bank of Scotland for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Acquisition.

JPMorgan and Davy Corporate Finance are acting for First Active and no-one else in connection with the Acquisition and will not be responsible to anyone other than First Active for providing the protections afforded to clients of JPMorgan and Davy Corporate Finance or for providing advice in relation to the Acquisition.

The full text of the conditions and reference to certain further terms of the Acquisition are set out in Appendix I and form part of this announcement and will be set out in full in the Scheme Document. The basis and sources used in this announcement are outlined in Appendix II. Appendix III contains definitions of certain terms used in this announcement. The Scheme Document and related Forms of Proxy will be despatched to First Active Shareholders and, for information only, to First Active Optionholders, as soon as reasonably practicable.

The directors of The Royal Bank of Scotland accept responsibility for the information contained in this announcement, other than that relating to First Active, the First Active Group, the directors of First Active and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of The Royal Bank of Scotland (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of First Active accept responsibility for the information contained in this announcement relating to First Active, the First Active Group, the directors of First Active and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of First Active (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

END